Cm

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02022914

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-13852

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FV 5/31/02

NAME OF BROKER-DEALER:

Rothschild Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING
RECEIVED
MAY 30 2002
WASH. D.C. 154 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Levine 212-403-5539
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

(ADDRESS) Number and Street	City	State	Zip Code
1177 Avenue of the Americas	New York	New York	10036

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Paul Jenssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN M. LONG
Notary Public, State Of New York
No.01LO6057577
Qualified In New York County
Commission Expires April 23, 20 03

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of Rothschild Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothschild Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3;
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
4. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity or securities accounts for customers or perform custodial functions relating to customer commodities or securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
3. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 15, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of Rothschild Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothschild Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3;
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
4. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity or securities accounts for customers or perform custodial functions relating to customer commodities or securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
3. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 15, 2002

Rothschild Inc.

Statement of Financial Condition
As of March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Rothschild Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Rothschild Inc. (the "Company") at March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 15, 2002

Rothschild Inc.
Statement of Financial Condition
March 31, 2002

Assets	
Cash and cash equivalents	$ 13,342,000
Securities purchased under agreement to resell	65,000,000
Investment banking and advisory fees receivable, net	15,602,200
Receivable from related parties	8,683,900
Furniture and fixtures, at cost (net of accumulated depreciation and amortization of $4,102,600)	2,111,700
Deferred taxes	1,040,700
Prepaid expenses and other assets	1,462,800
Total assets	$ 107,243,300
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 61,640,300
Payable to related parties	1,364,800
Note payable	971,900
Total liabilities	63,977,000
Commitments and contingent liabilities (Note 7)	
Subordinated notes to related parties	20,000,000
Stockholder's equity	23,266,300
Total liabilities and stockholder's equity	$ 107,243,300

The accompanying notes are an integral part of this financial statement.

1. Organization

Rothschild Inc. (the "Company") is a wholly owned subsidiary of Rothschild North America, Inc. (the "Parent"). The Company is a registered broker dealer and a registered futures commission merchant. In addition, the Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and private placements and underwriting. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates and the differences may be material.

Cash equivalents include interest bearing deposits having remaining maturities of less than three months at the date of purchase. Substantially all of the Company's cash and cash equivalents are held in accounts at a major financial institution and therefore, are subject to the credit risk of the financial institution.

Securities owned, included in prepaid expenses and other assets, are stated at fair value. Securities purchased under agreement to resell have carrying values that approximate fair value as they are short term in nature. The carrying value of other financial instruments approximates their fair value.

Depreciation of furniture and fixtures is provided on either an accelerated basis or straight line basis over estimated lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Investment banking and advisory fees receivable, net include $6,633,900 of unbilled expenses and services. Such fees for services are recorded when earned. Receivables are shown net of an allowance for doubtful accounts of $1,471,700.

Note payable and subordinated notes to related parties are reported at amounts that approximate their fair value. The estimated fair values are based upon debt available to the Company with similar terms and maturities.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in this financial statement, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company's investment banking and advisory fees receivable, net are subject to the credit risk associated with counterparty non-performance. The Company uses various procedures to manage its credit exposure.

3. Securities Purchased under Agreement to Resell

Securities purchased under agreement to resell are with a member firm of the National Association of Securities Dealers, Inc. The amount presented in the accompanying statement of financial condition reflects the amount at which the securities will be subsequently resold under the terms of the agreement. The Company has possession of the underlying assets purchased under agreement to resell. The market value of these underlying assets is reviewed daily to ensure that the counterparty's repurchase commitments are adequately collateralized or, when warranted, additional cash or collateral is obtained. If the other party to this transaction is unable to repurchase the securities sold to the Company, the Company may be required to sell the securities at the prevailing market prices. Collateral received by the Company has not been repledged.

4. Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. For financial-reporting purposes, the Company determines its federal, state and local income tax provisions in accordance with an agreement with the Parent that specifies that: (a) each company calculate its income tax provision on a separate-return basis; and (b) companies that incur operating losses be allocated a current tax benefit to the extent that the losses can be utilized on a carry-back or carry-forward basis in the consolidated return.

The deferred tax asset of $1,040,700 is related to the temporary differences arising from the difference between the financial statement and tax basis of deferred compensation, allowance for doubtful accounts and net operating loss carry-forwards, net of unrealized gains on investments.

5. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer shall maintain net capital of not less than $250,000. In addition, the Company is registered with the Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant. As such, the Company is also subject to the CFTC's minimum financial requirements for Futures Commission Merchants. The Company is required, by the CFTC, at all times to maintain net capital of the greater of 250,000 or 4% of funds required to be segregated under the Commodity Exchange Act. At March 31, 2002, the Company had net capital of $14,057,200, which was $13,807,200 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

6. Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

7. Commitments and Contingencies

In June 1994, the Parent entered into a noncancellable twenty year lease for its headquarter facilities. Under an informal agreement, the Parent allocates, on a square foot basis, monthly rental expense to the Company and certain of its affiliates.

The Company has committed to pay future guaranteed amounts to certain employees totaling $15,810,000 as of March 31, 2002. A portion of these amounts are subject to the employees' continued employment with the Company through certain specified dates.

8. Transactions with Related Parties

Liabilities to related parties of $5,352,400 and $50,783,000 payable to current and former employees for deferred compensation agreements and discretionary compensation, respectively, were not paid as of March 31, 2002. These amounts are included in accounts payable and accrued expenses. Included in other assets are $97,000 of loans made to employees.

Receivable from and payable to related parties represent investment banking and advisory fees in the amounts of $2,553,400 and $107,500, respectively, and advances to/from related parties for operating expenses in the amounts of $6,130,500 and $1,257,300, respectively. The amounts do not bear interest.

9. Note Payable

The note payable matures on September 1, 2014 and bears interest at 8%.

10. Subordinated Liabilities

On March 31, 2001, the Company borrowed $20,000,000 from related parties under subordinated loan agreements. The agreements mature on October 16, 2002 and the loans bear an interest rate equal to LIBOR plus 6.00%. Subordinated liabilities are includable in the Company's regulatory capital, and can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital regulations.